May 2, 2014

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the Annual Shareholder Report (NCSR) filing submission number 0001398344-14-000106.

Dear Ms. Hatch:

This letter is in response to the comments you provided on April 30, 2014 to the N-CSR filing submitted on January 7, 2012 (accession no. 0001398344-14-000106) , with respect to the American Independence Funds Trust (the “Trust” or the “Funds”). Below, please find the response to each comment provided:

1.      Comment:  With respect to the Boyd Watterson Short-Term Enhanced Bond Fund (formerly the Strategic Income Fund), footnote ‘(b)’ in the Schedule of Investments identifies restricted securities purchased under Rule 144A and have been considered illiquid. The total aggregate value noted is $2,475,885 and its percentage of net assets is 9.8%. This amount seems high for a short-term bond fund.

Response: We have identified these securities as illiquid in the Annual Shareholder Report given that they are restricted securities pursuant to Rule 144a and have decided to present them as such. We believe this represents a more conservative presentation in the financials. However, the Trust has a policy and procedures whereby Rule 144a securities may be determined to be liquid. Pursuant to these procedures, we do consider these securities held by the Boyd Watterson Short-Term Enhanced Bond Fund to be liquid and would be able to sell such securities close to market valuation within seven days.

2.      Comment:  In the Financial Highlights, the gross expense ratios for the Class A shares of the Kansas Tax-Exempt Bond Fund, Boyd Watterson Short-Term Enhanced Bond Fund and Boyd Watterson Core Plus Fund do not agree with the gross expense ratios provided in the fee table presented in the Funds’ Prospectus dated March 1, 2014. Please explain the reason for the difference.

Response: In the Funds’ Financial Highlights, the gross expense ratio includes the full 50 basis points of the Distribution and Service (12b-1) Fees; however, each Fund is waiving a portion of those fees. The Kansas Tax-Exempt Bond Fund, Boyd Watterson Short-Term Enhanced Bond Fund and Boyd Watterson Core Plus Fund are not assessing 0.11%, 0.25% and 0.15% of the Shareholder Servicing Fee, respectively. In the fee tables in the Funds’ Prospectus dated March 1, 2014, the amount not being assessed is netted in the “Distribution and Service (12b-1) Fees” line item, which is above the gross expense ratio and therefore netted in that ratio; whereas the Financial Highlights reflect the full gross fees.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust